Charge Enterprises Inc.
125 Park Avenue, 25th Floor
New York, NY 10017
(212) 921-2100

December 14, 2021

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cara Wirth

Re:         Charge Enterprises, Inc

Registration Statement on Form S-1.

File No. 333-253073

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Charge Enterprises, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday December 15, 2021, or as soon thereafter as possible.

Please notify Richard Friedman of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

CHARGE ENTERPRISES, INC.

By:	/s/ Craig Denson
Name:	Craig Denson
Title:	Chief Operating Officer